UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04007252

January 28, 2004

Robert C. Atherton
Director of Corporate Legal Affairs and
Assistant General Counsel
Juniper Networks, Inc.
1194 N. Mathilda Avenue
Sunnyvale, CA 94089-1206

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1-28-2004

Re: Juniper Networks, Inc.
Incoming letter dated January 9, 2004

Dear Mr. Atherton:

This is in response to your letter dated January 9, 2004 concerning the shareholder proposal submitted to Juniper Networks by David J. Abramson. We also have received a letter from the proponent dated January 21, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: David J. Abramson
10150 Torre Ave. #115
Cupertino, CA 95014

104 3664

Juniper NETWORKS

1194 N. Mathilda Avenue
Sunnyvale, CA 94089-1206
www.juniper.net
main: 408/745-2000
fax: 408/745-2100

RECEIVED
2004 JAN 12 PM 4:17
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

January 9, 2004

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Juniper Networks, Inc. Shareholder Proposal

Ladies and Gentlemen:

Juniper Networks, Inc. (the "Company") has received from David Abramson, a former employee of the Company (the "Proponent"), a letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, requesting that the Company include a proposal (the "Proposal") and a statement in support of the Proposal (the "Supporting Statement") in the Company's proxy statement for its 2004 Annual Meeting of Shareholders. We hereby notify you and the Proponent (by copy hereof) of the Company's intention to omit a portion of the Proposal and the entire Supporting Statement from the Proxy Statement for the reasons set forth below.

## I. The Proposal

The Proposal is as follows:

> "RESOLVED that the shareholders of Juniper Networks, Incorporated ("Juniper") urge the Board of Directors to begin placing one percent of pre-tax profits into the Juniper Community Fund. That fund has received no monetary support since its inception, nor does current Juniper management indicated [sic] their intention to increase or extend its one-time-only community investment."

The Proposal is followed by the Supporting Statement which purports to set forth reasons for the Proposal. The full text of the Proposal and the Supporting Statement is attached hereto as Exhibit A.

Based on prior no-action letters issued by the Staff, the Company believes strongly that the entire Proposal and Supporting Statement is excludable under Rule 14a-8(i)(7), as relating to the Company's ordinary business operations (specific contributions

to specific organizations). *See Federal Agricultural Mortgage Corporation* (March 31, 2003); The *Proctor & Gamble Company* (Feb 4, 2003); *Bank of America Corporation* (January 24, 2003); *Johnson & Johnson* (Jan. 15, 2003); *T. Rowe Price Group, Inc.* (Dec. 27, 2002). Moreover, the Company believes that the entire Proposal and Supporting Statement are also excludable under Rule 14a-8(i)(4) as relating to the redress of a personal grievance, or designed to result in a benefit to the Proponent or further a personal interest, which benefit or interest is not shared with other security holders at large. *See TheProctor & Gamble Company* (Feb. 4, 2003); *Merck & Co., Inc.* (Jan. 22, 2003). The Proponent is a former employee of the Company with whom the Company is currently engaged in litigation. Despite a unfavorable ruling at trial, the Proponent has engaged in a long campaign to harass the Company's officers and directors, to generate negative publicity for the Company in furtherance of his own business interests and to impugn the character, integrity and reputation of the Company's management.

Notwithstanding the Company's belief that the Proposal could be properly excluded for the reasons set forth above, and although the Company plans to recommend a vote against the Proposal, because the intent of the Proposal on its face is essentially philanthropic, the Company does not wish to exclude the Proposal in entirety. Rather, the Company desires that the Proposal be presented in a manner that does not include materially false and misleading information, or amount to the furtherance of a personal campaign by the Proponent, so that it may be given fair consideration by the shareholders. As discussed more fully below, the Company believes that it may properly omit the second sentence of the Proposal and the entire Supporting Statement pursuant to Rule 14a-8(i)(3), 14a-8(i)(4) and 14a-9 because they are designed to benefit the Proponent, contain materially false and misleading statements, inappropriately cast the Proponent's opinions as statements of fact or otherwise fail to appropriately document assertions of fact, and contain statements that impugn character, integrity and reputation without factual foundation.

## II. Portions of the Proposal and the entire Supporting Statement are excludable under Rules 14a-8(i)(3), 14a-8(i)(4) and 14a-9

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including 14a-9, which prohibits materially false or misleading statements in proxy soliciting material. This includes portions of a proposal or supporting statement that inappropriately cast the proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Staff Legal Bulletin No. 14* (July 13, 2001); *Dillards, Inc.* (March 10, 2003); *The Boeing Company* (Feb. 18, 2003); *Cisco Systems, Inc.* (Sept. 19, 2002). The note to Rule 14a-9 makes clear that in certain circumstances, statements that directly or indirectly impugn character, integrity or personal reputation, or that make charges concerning improper, illegal or immoral conduct or associations, in each case without factual foundation, may

fall into the category of materially false or misleading. In addition, Rule 14a-8(i)(4) permits the Company to exclude proposals that relate to the redress of a personal grievance against the Company or any other person, or if it is designed to result in a benefit to the Proponent or to further a personal interest, which is not shared by the shareholders at large. The Proposal and Supporting Statement run afoul of these rules in the statements set forth below.

1. **Proposal - second sentence:** *"That fund has received no monetary support since its inception, nor does current Juniper management indicated [sic] their intention to increase or extend its one-time-only community investment."*

This statement is materially false and misleading. The Juniper Networks Foundation Fund (the fund referred to by the proponent, although by the incorrect name) received 67,500 shares of unregistered common stock of Juniper Networks, Inc. on May 11, 2000. That contribution, made after the fund's inception, was valued at approximately $10,000,000 at the time. In July 2000, Juniper Networks employees contributed another 96,000 shares valued at nearly $20,000,000. In addition, the statement regarding the Company's intent to continue community investment is materially false and misleading because it incorrectly suggests that Company management has indicated that it will not continue (and has not continued) to invest in the community. As a result, the statement may be excluded under Rules 14a-8(i)(3) and 14a-9.

2. **Supporting Statement - paragraph 1:** *"David Abramson, former director of corporate communications at Juniper is making the proposal. He has a national reputation for excellence in public affairs and community relations, being named on of the top 50 high-technology PR executives in the US by PR Week magazine in 2000. He served as a founding member of the Universal Service Administration Corporation Board of Directors, responsible for Internet connectivity and for have-not schools throughout the US."*

The entire first paragraph of the Supporting Statement is comprised of unsubstantiated facts concerning the Proponent himself and is irrelevant to the Proposal. Rather, the paragraph is a thinly veiled attempt by the Proponent to promote his personal interests, and not the interests of the shareholders generally and as such may be excluded under Rule 14a-8(i)(4).

3. **Supporting Statement - paragraph 2:** *"...placing the company in conflict with existing shareholders, employees, customers, stakeholders and the community."*

This statement is materially false and misleading in that it casts the Proponent's opinion as an assertion of fact, and there is no information to substantiate that the Company is "in

conflict" with any of the above constituencies. As such, the statement may be excluded under Rules 14a-8(i)(3) and 14a-9.

**4. Supporting Statement – paragraph 3:** *"Not a single share was allocated [to the fund]. Instead the company chose to provide share [sic] to customers such as Bernard Ebbers of MCI WORLDCOM and Joe Nacchio of Qwest."*

This statement is materially false and misleading and may be excluded under Rules 14a-8(i)(3) and 14a-9. The stock allocation program in the Company's initial public offering was administered by Salomon Smith Barney. It was they who decided who would be offered the opportunity to purchase stock. The ultimate recipients were and are unknown to Juniper Networks.

In addition, this statement falsely suggests an improper, illegal or immoral association between the Company and Messrs. Ebbers and Nacchio, in each case without factual foundation. This is done in an obvious attempt to impugn the character and integrity of Company management and is therefore similarly excludable under Rules 14a-8(i)(3) and 14a-9.

**5. Supporting Statement – paragraph 3:** *"An investigation by New York State Attorney General Elliott Spitzer revealed that both CEOs chose to flip their offering, and in the case of Nacchio, actually sell shares that had not been received."*

In addition to lacking any relevance to the Proposal, the above statement again falsely suggests an improper, illegal or immoral association between the Company and Messrs. Ebbers and Nacchio, in each case without factual foundation. The statement is also an assertion of facts that are unsubstantiated. As a result, the statement may be excluded under Rules 14a-8(i)(3) and 14a-9.

**6. Supporting Statement – paragraph 3:** *"Juniper Networks is mentioned in conjunction with Jack Grubman and Solomon Smith Barney who were fined and censured for their role in Juniper's initial public offering."*

This statement falsely suggests an improper, illegal or immoral association between the Company and Mr. Grubman without factual foundation. This is done in an attempt to impugn the character and integrity of Company management. Moreover the statement is materially false and misleading in that it incorrectly suggests that the sole reason that Salomon Smith Barney and Mr. Grubman were fined was their involvement in the Juniper Networks initial public offering. As a result, the statement is excludable under Rules 14a-8(i)(3) and 14a-9.

**7. Supporting Statement – paragraph 4:** *"Despite adequate profitability and performance, management viewed their one-time-only charitable contribution in the best interest of shareholders and the community."*

This statement is materially false and misleading in that it casts the Proponent's opinion as an assertion of fact. Management weighs many factors in considering charitable and community involvement and has a long-standing history of philanthropy and community involvement. The statement is also vague and misleading in suggesting that management viewed profitability and performance as "adequate" at any particular time. As such, the statement may be excluded under Rules 14a-8(i)(3) and 14a-9.

**8. Supporting Statement - paragraph 5:** *"This short-sited [sic] policy also places Juniper at a competitive disadvantage versus its #1 competitor Cisco Systems. Cisco has built an excellent reputation for funding ongoing community programs from continuing operations for the last 10 years."*

This statement is materially false and misleading in that it casts the Proponent's opinions as assertions of fact. The statement that the Company's charitable policies are "short-sited" must be excluded or qualified as a statement of the Proponent's opinion. Additionally, there is no information to substantiate the assertions either that the Company is "at a competitive disadvantage versus its #1 competitor Cisco Systems" or that "Cisco has built an excellent reputation for funding ongoing community programs from continuing operations for the last 10 years." As such, the statement may be excluded under Rules 14a-8(i)(3) and 14a-9.

**9. Supporting Statement - paragraph 6:** *"...Juniper management continually reiterates to shareholders that it has no intention of ever again making any incremental or additional contributions from continuing operations."*

This statement is materially false and misleading. The Company's management has never made statements to the effect suggested above, and this is another attempt by the Proponent to use false and misleading information to impugn the character and integrity of Company management. As such, the statement may be excluded under Rules 14a-8(i)(3) and 14a-9.

**10. Supporting Statement - paragraph 6:** *"The telecommunications industry's greed was directly responsible for billions of lost [sic] by investors, but the community has lost even more."*

This statement is materially false and misleading because it is an unsubstantiated expression of the Proponent's opinion and attempts to malign the integrity of Company management by suggesting that, as members of the telecommunications industry, they are greedy. As such, the statement may be excluded under Rules 14a-8(i)(3) and 14a-9.

**11. Supporting Statement - paragraph 6:** *"Juniper management needs shareholder encouragement to move beyond their forced token one-time charitable gift…."*

This statement is materially false and misleading because it suggests, incorrectly, that the Company's initial contribution to The Juniper Networks Foundation Fund was forced and "token". As such, the statement may be excluded under Rules 14a-8(i)(3) and 14a-9.

## III. The entire supporting statement may be excluded

Review of the Supporting Statement in light of the excerpts above reveals that, by the time all materially false and misleading statements, expressions of opinion of the Proponent, and otherwise improper material is removed, very little remains. Extensive editing would be required to bring the Supporting Statement into compliance with the proxy rules, and as such it may be excluded from the Company's proxy statement.

Staff Legal Bulletin No. 14 (July 14, 2001) ("SLB 14") states that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, [the Staff] may find it appropriate for companies to exclude the entire proposal, supporting statement or both, as materially false or misleading. Asking the Staff to expend scarce resources reviewing and revising shareholder proposals "that have obvious deficiencies in terms of accuracy, clarity or relevance…is not beneficial to all participants in the [shareholder proposal] process and diverts resources away from analyzing core issues arising under Rule 14a-8." As the Supporting Statement falls soundly within that category, the Company concludes that the entire Supporting Statement may be excluded.

## IV. Conclusion

For the reasons set forth above, the Company believes that it may exclude the second sentence of the Proposal and the entire Supporting Statement from its proxy statement. We respectfully request that the Division of Corporation Finance confirm that it will not recommend any enforcement action to the Commission if the Company omits those items from its proxy statement. Alternatively, if the Staff is unable to concur with our conclusion that the second sentence of the Proposal and the entire Supporting Statement may be excluded, we respectfully request that the Staff recommend exclusion or revision of the statements discussed above.

Pursuant to Rule 14a-8(j), the Company hereby submits six copies of this letter and the Proposal and Supporting Statement. We would be happy to provide you with any additional information and to answer any questions you may have regarding this subject. In the event that you disagree with the conclusions set forth in this letter, we respectfully

request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to contact me at 408/745-5009 or Bret DiMarco of Wilson Sonsini Goodrich & Rosati at 650/320-4638 if we can be of further assistance in this matter.

Very truly yours,

JUNIPER NETWORKS, INC.

Robert C. Atherton
Director of Corporate Legal Affairs and
Assistant General Counsel

cc: David Abramson (via courier)
Bret M. DiMarco (via Fedex)

To: Lisa Berry, Juniper Networks via fax 12/08/03

Proponents Proposal

RESOLVED: That the shareholders of Juniper Networks, Incorporated ("Juniper") urge the Board of Directors to begin placing one percent of pre-tax profits into the Juniper Community Fund. That fund has received no monetary support since its inception, nor does current Juniper management indicated their intention to increase or extend its one-time-only community investment.

SUPPORTING STATEMENT:

David Abramson, former director of corporate communications at Juniper is making this proposal. He has a national reputation for excellence in public affairs and community relations, being named one of the top 50 high-technology PR executives in the US by PR Week magazine in 2000. He served as a founding member of the Universal Service Administration Corporation Board of Directors, responsible for Internet connectivity for have-not schools throughout the US.

This proposal provides Juniper with an opportunity to reverse Juniper's current policy of not contributing additional money to the community, placing the company in conflict with existing shareholders, employees, customers, stakeholders and the community.

At Juniper's first annual meeting of shareholders management announced that 100,000 shares of stock would be set aside from pre-IPO share allocations for charitable giving. Not a single share was allocated, instead the company chose to provide share to customers such as Bernard Ebbers of MCI WORLDCOM and Joe Nacchio of QWEST. An investigation by New York State Attorney General Elliott Spitzer revealed that both CEOs chose to flip their offering, and in the case of Nacchio, actually sell shares that had not been received. Juniper Networks is mentioned in conjunction with Jack Grubman and Solomon Smith Barney who were fined and censured for their role in Juniper's initial public offering.

At Juniper's second annual meeting of shareholders, company executives announced a $20 million fund for charitable contributions. Company officers indicated the company had wanted to wait for profitability until the fund could be established. Despite adequate profitability and performance, management viewed their one-time-only charitable contribution in the best interest of shareholders and the community.

This short-sited policy also places Juniper at a competitive disadvantage versus its #1 competitor Cisco Systems. Cisco has built an excellent reputation for funding ongoing community programs from continuing operations for the last 10 years.

As a reasonable shareholder, I recognize that certain situations may justify curtailing charitable giving contributions. However, Juniper management continually reiterates to shareholders that it has no intention of ever again making any incremental or additional contributions from continuing operations. The telecommunications industry's greed was directly responsible for billions of lost by investors, but the community has lost even more. Juniper management needs shareholder encouragement to move beyond their forced token one-time charitable gift towards a giving program that would provide a sustainable community giving program.

For all of these reasons, I urge you to support this proposal.

Sincerely,

David J. Abramson
10150 Torre Ave #115
Cupertino, CA. 95014

I will continue holding 200 shares of JNPR through the next annual meeting of shareholders. That stock is currently held in street name by Lehman Brothers in my account #733-00406-1-4, which is certified by a letter from Susan R. Goodearl, senior vice president at Lehman. (See separate attachment)

TO: [redacted]

# LEHMAN BROTHERS

LISA BERRY, SECTY JNPR
FAX # 408-745-2100

Mr. David J. Abramson
21301 Columbus Avenue
Cupertino, CA 95014-4921

November 24, 2003

RE: Account 733-00406-1-4
Lehman Brothers as IRA Custodian for benefit of David J. Abramson

To whom it may concern:

This is to verify that Lehman Brothers has continuously held 200 shares of Juniper Networks in "street name" for the above account, for at least the last two years. Should you have any questions regarding this holding, please feel free to contact us at 415-263-3300. Any additional information regarding the account will be released only upon approval from the owner of the account.

Sincerely,

Susan R. Goodearl

Susan R. Goodearl
Senior Vice President

RECEIVED

2004 JAN 23 PM 3:09

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1/21/04

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street NW
Washington, DC 20549

RE: Juniper Networks, Inc. Shareholder Proposal

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) I am enclosing in this letter with modifications made to my proposal (Juniper Networks, Inc. Shareholder Proposal) and supporting statement. Following Juniper's request, I am also citing very specific supporting statements, particularly management's reported comments on the subject of charity, documented by The New York Times and Bloomberg. A copy of the current proposal follows with annotated corroborating comments.

> **Proposal First Sentence**: "*RESOLVED that the shareholders of Juniper Networks, Incorporated ("Juniper") urge the Board of Directors to begin placing one percent of pre-tax profits from operations into the Juniper Networks Foundation Fund.*

I have corrected the error pointed out by Counsel for Juniper.

> **Proposal Second sentence**: *Following full funding in 2000, Juniper management clearly set shareholders expectations that there would be no additional charitable program contributions from operations at the company. Juniper's 2002 annual report states: There were charitable contributions of $10 million in 2000 in connection with common stock issued to a charitable foundation. We have not made any similar contribution in 2002 or 2001 and we currently do not expect to make similar contributions in the foreseeable future.*[1] "
>
> Public documents regarding incremental funding show that in the company's fiscal year 2003, no additional financial contributions were made to the Juniper Networks Foundation Fund. Questions regarding incremental funding posed to the company's CEO at annual meetings in 2001, 2002 and 2003 were not answered.
>
> **Supporting Statement Paragraph One** David *Abramson, former director of corporate communications at Juniper Networks is making this proposal. PR Week Magazine named him one of the top 50 high-technology public relations executives in the US*[2]. *Nominated by FCC Chairman Reed Hundt, he served as founding member*

---

[1] Juniper Networks Annual Report 2002
[2] Big Wheel Could Stop Stadium Whining San Francisco Chronicle 12/12/2001

*of the Universal Service Administration Corporation Board of Directors*[3], *administering the 'E-Rate' funding responsible for providing low-cost Internet access in have-not schools and libraries throughout the US.*
I got involved in classroom networking in 1992, working with strong community support to network a have-not elementary school in one of San Jose's worst neighborhoods. Working with donated networking products, old PCs and concerned parents led to my participation in events like NetDay in 1995. In 1996 I was asked by Reed Hundt to brainstorm with FCC education staff, the Packard Foundations, Communities in Schools, the National Educational Association and other leaders on how best to network the entire US school system. In 1997, I was named to the USAC Board of Directors representing the Information Service Provider industry. After an extremely rocky beginning that included firing USAC's first CEO, the 'E-Rate' program was under attack. In 1998 I coined the phrase "digital apartheid" in a San Jose Mercury News [4]editorial describing the delta between have and have-not US school district's Internet connectivity penetration and usage. My responsibilities at USAC ended in 2000, with schools like Edenvale Elementary in San Jose having high-speed access and state-of-the-art computers. Working for 3Com Corporation, I was instrumental in winning President Bush's Environment and Conservation Challenge Award, the nation's highest environmental honor in 1992. Some of my former employers include FORTUNE 50 companies Digital Equipment and General Electric Company. One week prior to being fired by Juniper Networks, I was named one of the top 50 High Technology Public Relations professionals by PRWEEK magazine. The magazine cited my creative program skills such as 3Com Park and the Armenian bobsled team.

**Supporting Statement – paragraph 2:** *Juniper management risks placing the company in conflict with needs of existing shareholders, employees, customers, stakeholders and the community.*

Terri D. Egan, Ph.D, chair of Pepperdine University's ethics graduate business program said, "Ethical companies consider the impact of their actions on multiple stakeholders -- not just shareholders. Profits are not incompatible with ethical business practices. In fact, there is good evidence to suggest that corporate social responsibility is positively associated with profitability." [5]
"Profit is the key word in moving an enterprise forward. But there is a general recognition today that maximizing profit at the expense of social and human values is a losing game. The much more difficult game of balancing profit with social and human values is our present concern," said Donald MacNaughton, former chairman of Prudential Life Insurance.[6] (The Bottom Line)

---

[3] USAC Commendation Letter
[4] Digital Apartheid, San Jose Mercury News 4/19/1998
[5] Washington Post 8/2/2002

[6] The Bottom Line, How Business Leaders Are Turning Principles into Profits, Ted Tuleja, 1994

**Supporting Statement- Paragraph 3** *While Juniper Networks gave its entire allotment of friends and family shares to independent market analysts, senior executives at companies like WorldCom, Cable and Wireless and QWEST[7] – the company ignored another constituency – the community. In the initial offering of Juniper, WorldCom executives Bernard Ebbers and Scott Sullivan received sizable stock allotments, with WorldCom becoming Juniper's biggest customer[7].*

The telecommunications sector had many examples of greed, executive back scratching and insider enrichment. Tyco's multimillion-dollar birthday parties and QWEST CEO Joe Nacchio's bullish forecasts come to mind. Telecommunications companies booking nonexistent revenues to keep up their stock price inflated included Global Crossing, Lucent and others. Jack Grubman could be the best example of telecom quid-pro-quo, with his son getting into an exclusive New York City private school courtesy of telecom giant AT&T. Juniper Networks retained the services of Solomon Smith Barney, Credit Suisse First Boston and Goldman Sachs for the company's IPO. Juniper Networks provided 5,000 friends and family shares to Salomon Smith Barney client Joseph P Nacchio, former Chairman of QWEST[8]. An investigation by NY State Attorney General Elliot Spitzer, the Securities Administrators Association, the SEC, NASD and the NYSE resulted in fines of $1.4 billion for ten firms including Juniper underwriters CS First Boston, Solomon Smith Barney and Goldman Sachs[9]. Prior to the company's initial public offering, Juniper management compiled lists of influencers and customers by job function that would receive pre-IPO shares. This was done even though the company said that, "It did not need to buy influence."[11] (Business Week Tech's Kick Back Culture 2/10/2003)

Supporting Statement - Paragraph 6 *At Juniper's second annual meeting of shareholders, company executives announced a $20 million fund for charitable giving. Company officers indicated the company wanted to wait for profitability until the fund could be established. Despite ensuing record profitability, management viewed their one-time-only charitable contribution in the best interests of shareholders and the community.*

Juniper Chief Executive Scott Kriens said the lawsuit (filed by David Abramson) had nothing to do with the timing of the decision to establish the fund. Executives gave the go-ahead "within the last few weeks" because the company had its first strong profitable quarter.[12] Randi Paikoff Feigin, VP of investor relations said, "the board a year ago authorized the donation of up to 100,000 shares for a charitable fund and said the company could add more later.[12] Written requests for clarification from Juniper board members[13] were not answered, other than a letter from Juniper Board

---

[7] IPO Plums for Titans of Telecom New York Times 8/2/2002

[8] [1](http://www.oag.state.ny.us/press/2003/apr/apr29a_03.html) SBT2A 026231.39)
[9] Wall Street Fines 10 Firms, San Jose Mercury News 4/29/2003
[11] Tech's Kickback Culture Business Week 2/10/2003
[12] Juniper Networks Sets Up $23 Million Charitable Foundation, Bloomberg News 5/8/2000

[13] Dick Kramlich, Juniper Board Member 3/11/2003

member Ken Levy[14] who said," I am satisfied that Juniper Networks has acted in an ethical and appropriate matter."

**Supporting Statement- paragraph 5**: *The company also risks placing itself at a competitive disadvantage in attracting customers concerned with ethical behavior versus #1 competitor Cisco Systems. Following endowment of an independent Cisco Foundation, the company has funded charitable contributions from operations since 1995.*

Cisco's funding algorithms reflect community needs, with non-profits receiving more from the company during difficult times. Support for making a difference in the community at Cisco evolved in the Bay Area and became a worldwide effort with the Vice President of Community Relations reporting directly to CEO John Chambers[15]. The Conference Board, an independent panel of judges recently selected Cisco Systems for the Ron Brown Award. Wining companies are selected based on their commitment to corporate citizenship by senior executives, program execution, and impact on the community. "There was no question that Cisco was qualified for the award," says David Vidal, director of research for The Conference Board. "The Networking Academy program has strong executive leadership, qualified graduates and strong 'legs' to stand on. The Conference Board was more than convinced that Cisco meets the highest quality of corporate citizenship. The company ranked 18th by Business Ethics magazine in their Best Corporate Citizen annual survey of 2003. Juniper Networks was unranked.

7. Paragraph 6: *Greed among telecommunications industry executives was accompanied by billions of dollars lost by investors, but the community has lost even more.*
8. **Supporting statement paragraph 6** Juniper Networks ranked #18 in FORTUNE magazine's The Greedy Bunch, with top officials selling $557 million worth of stock and exchanging boom time options for lower-priced options[10]. In 2001 alone, the value of QWEST's 401(k) employee-savings plan, heavily invested in the company's stock, fell 38 percent, to $3.7 billion from 6 billion.[11] Investors in WorldCom lost nearly $200 billion.
9.

*Juniper's board and management need shareholder encouragement to move beyond their one-time charitable gift towards a program that would provide incremental support for charitable giving from profitable company operations.*

The company has no record of any charitable contributions prior to 1999. Juniper's initial charitable contribution was a $45,000 donation in 1999 to the Armenian Olympic Bobsled team, a 501(c) 3. The company subsequently dropped support for the team after

---

[14] Return correspondence from Ken Levy 10/02/2003
[15] Cisco Systems Community Annual Report http://www.cisco.com
[10] FORTUNE Magazine You Bought They Sold The Greedy Bunch 9/2/2002
[11] Denver Post 12/22/2001
12 Business Week Tech's Kick Back Culture 2/10/2003

a single season. In the Wall Street Journal, 3/2/2000, the Digits column ran this story, after a feature on Cisco Systems CEO John Chambers, "David Abramson, Juniper's former head of corporate communications, was fired in late January, and filed suit against his former employer last month. The most interesting claim: that Juniper promised to endow a charitable foundation with 100,000 shares, that the board approved the move, but that managers never allocated the shares[12]. Mr. Abramson says his nagging about the matter contributed to his dismissal.

I respectfully request that the Division of Corporation Finance consider these revisions. Pursuant to Rule 14a-8(j), I am submitting six copies of this letter and accompanying documentation. If you have any questions regarding any of the supporting documents or content of the proposal, please contact me.

Sincerely,

David Abramson
10150 Torre Ave #115
Cupertino, CA. 95014
Dabramson1@mindspring.com
(408) 218-3576

cc: Robert C. Atherton Director of Corporate Legal Affairs Juniper Networks via courier

*"RESOLVED that the shareholders of Juniper Networks, Incorporated ("Juniper") urge the Board of Directors to begin placing one percent of pre-tax ~~profits from~~ operations into the Juniper Networks Foundation Fund. Following full funding in ~~2000, Juniper~~ management clearly set shareholders expectations that there would be no additional charitable program contributions from operations at the company. Juniper's 2002 annual report states: There were charitable contributions of $10 million in 2000 in connection with common stock issued to a charitable foundation. We have not made any similar contribution in 2002 or 2001 and we currently do not expect to make similar contributions in the foreseeable future.*

*David Abramson, former director of corporate communications at Juniper Networks is making this proposal. PR Week Magazine named him one of the top 50 high-technology public relations executives in the US[2]. Nominated by FCC Chairman Reed Hundt, he served as founding member of the Universal Service Administration Corporation Board of Directors[3], administering the 'E-Rate' funding responsible for providing low-cost Internet access in have-not schools and libraries throughout the US. Juniper management risks placing the company in conflict with needs of existing shareholders, employees, customers, stakeholders and the community.*

*While Juniper Networks gave its entire allotment of friends and family shares to independent market analysts, senior executives at companies like WorldCom, Cable and Wireless and QWEST – the company ignored another constituency – the community. In the initial offering of Juniper, WorldCom executives Bernard Ebbers and Scott Sullivan received sizable stock allotments, with WorldCom becoming Juniper's biggest customer.*

*At Juniper's second annual meeting of shareholders, company executives announced a $20 million fund for charitable giving. Company officers indicated the company wanted to wait for profitability until the fund could be established. Despite ensuring record profitability, management viewed their one-time-only charitable contribution in the best interests of shareholders and the community.*

*The company risks placing itself at a competitive disadvantage in attracting customers concerned with ethical behavior versus #1 competitor Cisco Systems. Following endowment of an independent Cisco Foundation, the company has funded charitable contributions from operations since 1995.*

*As a reasonable shareholder, I recognize that certain situations may justify curtailing charitable giving contributions. However, Juniper management continually tells shareholders that it has no intention of making any incremental contributions from continuing operations, no matter how well the company performs. Greed by executives within the telecommunications industry was directly responsible for billions of dollars lost by employees, and investors. Juniper management needs shareholder encouragement to move beyond their forced one-time charitable gift towards a giving program that would provide a percentage of pre-tax profits for the company's Foundation.*

requirements. The value of the acquired in-process technology was computed using a discounted cash flow analysis rate of 19% on the anticipated income stream of the related product revenues. The discounted cash flow analysis was based on management's forecast of future revenues, cost of revenues, and operating expenses related to the products and technologies purchased from Micro Magic. The calculation of value was then adjusted to reflect only the value creation efforts of Micro Magic prior to the close of the acquisition. At the time of the acquisition, the product was approximately 88% complete and the project was completed in 2001. The resultant value of in-process technology was further reduced by the estimated value of core technology and was expensed in the period the transaction was consummated.

We incurred integration expenses of approximately $2.5 million in the quarter ended September 30, 2002 resulting from our acquisition of Unisphere. Integration expenses are one-time incremental costs directly related to the integration of the two companies that have no go forward benefit, which consisted principally of workforce related expenses for individuals transitioning their positions and professional fees during the quarter ended September 30, 2002. We expect that all of the integration costs relating to the Unisphere integration have been incurred and that there will be no additional integration costs in the future related to Unisphere.

There were charitable contributions of $10.0 million in 2000 in connection with common stock issued to a charitable foundation. We have not made any similar contributions in 2002 or 2001 and we currently do not expect to make similar contributions in the foreseeable future.

*Other Income and Expenses*

The following table shows other income and expenses for the years ended December 31, 2002, 2001 and 2000 (in thousands):

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2002 | 2001 | 2000 |
| Interest income | $ 56,404 | $ 94,747 | $ 88,960 |
| Interest expense | $(55,605) | $(61,377) | $(48,102) |
| Loss on investments | $(50,451) | $(53,620) | $ (4,575) |
| Equity in net loss of joint venture | $ (1,316) | $ (4,076) | $ — |
| Gain on retirement of convertible subordinated notes | $ 62,855 | $ — | $ — |

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## MARK SIMON

# Buying goodwill that'll stick
# Big wheel could stop the stadium whining

Thursday, December 13, 2001
San Francisco Chronicle
CHRONICLE SECTIONS

Mark Simon

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Nobody, it seemed, was happy when 3Com Corp. paid $500,000 to change the name of Candlestick Park.

Nobody but David Abramson. After all it was his idea, and he thinks it worked wonderfully.

In just the first six months, that $500,000 investment netted 3Com an estimated $48 million in national publicity at a time when the Santa Clara networking company was trying to establish itself as a nationwide leader in its field.

But for Abramson, chosen as one of the top 50 public relations people in the country for the naming of 3Com Park, the decision was part of a larger strategy to link the firm to the community in which it was situated.

Abramson doesn't work at 3Com Corp. anymore, but his commitment to corporate conscience remains unabated, and to that end he has a new, modest proposal -- someone ought to pay to make sure that Candlestick Park is once again named Candlestick Park.

The re-renaming of Candlestick is more than just a marketing opportunity -- it's a chance for a magnanimous show of generosity, not to mention miles and miles of goodwill among the millions of Bay Area residents who never stopped calling it Candlestick.

Six years ago, when Abramson engineered the publicity gambit, he was the chief public relations official at 3Com.

In just the first six months, national publications wrote lengthy pieces on 3Com and the ballpark. When the 49ers played the Minnesota Vikings on Monday Night Football, there was a five-minute midgame discussion of the company, its name and the renaming of Candlestick.

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You couldn't buy that kind of publicity, but if you did, at the rates network TV charges for prime-time football games, it would add up to more than $75 million in the first year.

Now, Abramson said, an enterprising company, or, even better, an individual,

could get the same boost and endear himself or herself to people all over the Bay Area.

"Somebody could take a stand and buy back a little of our heritage," Abramson said.

He suggested Larry Ellison, the CEO of Oracle, could put up the money out of his own pocket. Certainly, Ellison's reputation is that of someone who is more concerned with himself than his community.

For that reason, it's unlikely he would do it. Besides, it seems pretty clear that he doesn't care about his popularity.

I'd suggest it might be a positive public relations move by Hewlett-Packard CEO Carly Fiorina, whose reputation as a caring corporate leader is badly in need of bolstering as she struggles to complete a merger between her company and Compaq.

What's at risk is not just the future of the merger and the two firms, but HP's long-held reputation as a company that invented community involvement as a central component of corporate life.

"Mergers are about finding cost efficiencies," said Abramson, who now runs his own public relations firm, PR Titan.

"The companies involved in the formation of what would be this new company had extremely founder-driven, conscientious involvement in the community. By the nature of the new entity, they'll be made to hew to the bottom line," he said.

That's exactly what is unsettling about the merger to people such as Walter Hewlett, the son of HP co-founder William Hewlett and a merger opponent.

The merger strategy includes as a central component the layoff of 15,000 people.

"An employee who is downsized in a corporate merger is not going to be an individual contributing to the community," he said.

Such classic corporate deal-making as the HP-Compaq merger – in an industry that more traditionally has relied on innovation to gain market share – turns on its head the HP principles that put customers and employees on a par with shareholders and return on shareholder investment.

The new direction undoes the traditions of such as HP and Digital Equipment Corp. and Tandem Computers – the latter two having been acquired by Compaq – that had given life to corporate community relations.

"It wasn't a crowded field to begin with," said Abramson, "and you don't have entrepreneurs coming up who are saying, 'Part of what this company is going to be about is performing service to this community.' "

He calls companies like HP and Tandem the "seed corn" of community spirit. Abramson fears it is being plowed under.

Instead, it should be plowed back into the community, in a myriad of ways and with the understanding that it helps the company.

"We need examples," he said.

That's why it made sense for 3Com to put its name on Candlestick Park. And that's why it makes just as much sense for someone new to come along and ensure that it will be named Candlestick again.

*Mark Simon can be reached at (650) 299-8071, by fax at (650) 299-9208, or e-mail at msimon@sfchronicle.com. Write him c/o The Chronicle, Press Room, 400 County Center, Redwood City, CA 94063.*



Page A - 19

USAC

## Universal Service Administrative Company
## Board of Directors Meeting

**ACTION ITEM**

### Adoption of a Resolution to Honor Mr. David Abramson

**Issue:**

Mr. Abramson has held a position on the USAC Board of Directors since its inception in 1997. His term expired on December 31, 2000, and the Board would like to recognize his service on the Board.

**Background – Analysis – Justification:**

Mr. Abramson is a founding member of the USAC Board, having been nominated and elected on September 17, 1997. David's commitment and guidance were instrumental in establishing USAC's procedures and policies. His good humor, optimism, and perseverance were critical during the forming stages of USAC.

Mr. Abramson has ably represented information service providers on the Board. He has provided advice and recommendations as it relates to technology and service providers. He consistently pushed the board members and staff to consider new technologies, the convergence of technologies, and the impact on the program. David also challenged the corporation to use cutting edge business practices combined with best strategies for using advanced technology to achieve business objectives. His vision and insight were critical and will be sorely missed.

**Recommended USAC Board of Directors Action:**

APPROVAL OF THE FOLLOWING USAC BOARD OF DIRECTORS RESOLUTION:

**RESOLVED**, That the USAC Board of Directors hereby expresses its profound appreciation for the service Mr. David Abramson has provided to the Universal Service Administrative Company, and wishes him the best in his future endeavors.

January 30, 2001



# Digital Apartheid

[Presentation](#)

[Main Page](#)

[E-Rate Fact Sheet](#)

[Myths About E-Rate](#)

[Business Support](#)

[Congressional Support](#)

[Newspaper Editorials](#)

**Don't End E-Rate Aid Program for Low-Income Areas**

Published: Sunday, April 19, 1998 Section: Business Page: 2E

BY DAVID J. ABRAMSON

CONGRESS is about to try to greatly reduce or even cut off funding to a vital program that would hook schools and libraries in low-income areas to the Internet. This effort must be stopped before it widens the gap between the technology haves and have-nots and slows the number of youngsters who acquire skills needed in 21st-century jobs.

In 1996, the federal government established the Universal Service Fund for schools and libraries unable to afford connectivity to the Internet for their constituents. Money for the Universal Service or so-called "e-rate" program comes from telephone companies and, for the most, was offset by lower access charges the companies must pay the government.

Even though they're enjoying a $1.7 billion annual cut in access fees, telephone companies don't want to fund the $2.2 billion a year e-rate program and have persuaded some members of Congress, such as Sen. John McCain, R-Ariz., and Rep. Thomas Bliley, R-Va., to help slow the program.

We should not risk disenfranchising our at-risk and underprivileged youth, especially when America's economy is booming and it's clear the country needs a highly skilled work force.

Across America, especially in poorer school districts, computers, networks and related services are either absent or woefully inadequate to the task of preparing our students for what they will encounter in their working lives. These students will not gain the expertise to compete and win in the high-tech workplace of the 21st century if we continue to ignore the information technology drought in our nation's schools.

The high-technology industry now employs more than 4.5 million Americans, contributing more than one-third of our economic growth, according to the American Electronics Association. However, the future of this new job machine depends on having enough workers with the skills and education necessary to maintain our lead in this high-wage, high-growth industry.

The Telecommunications Act of 1996 enabled the Federal Communications Commission to establish the Universal Service Fund to help provide our nation's have-not schools and libraries with technology to jump-start their

voyage on the Information Highway.

The e-rate program is a responsible approach to federal funding of local initiatives. It targets school districts with the most have-not students while providing strong incentives for corporations and community groups like Silicon Valley's Smart Schools to contribute at the local level.

Opponents of the program have no alternative plan to ensure that this work is accomplished. They are more interested in posturing than ensuring that there are trained and committed teachers in classrooms equipped to help bring kids a 21st-century education.

Studies from pilot programs show higher test scores in English and math from Internet-enabled classrooms. More important, technology raises test scores more for underprivileged kids than for wealthy kids, more for kids who have interactive hands-on experience and more where schools invest in teacher training. Unfortunately, only 7 percent of urban schools mandate advanced telecommunications and networking skills training for teachers. Urban schools often have little or no money for high-speed networks, with students and teachers getting by on dial-up connectivity.

Access to information technology also opens the door to better paying jobs. High-tech jobs are among the best paying in the country -- 73 percent higher than the average private sector wage. Computers and telecommunications are contributing to increased efficiencies even outside the high-tech arena. By giving all schools equal access we are, in essence, leveling the playing field for our kids nationwide and empowering everyone to excel.

Educators recognize that their graduates need to use the tools that are the stock and trade of the information age to access, evaluate, manipulate and addvalue to information. Kids in wealthy communities such as Palo Alto, Grosse Point, Mich., and Scarsdale, N.Y., already benefit from networks and technology in the classroom. Kids in East Palo Alto, Detroit and Harlem should, too.

Thirty-three thousand school districts currently have state-approved technology plans that await installation of equipment and teacher training. Large-scale events such as Net Day have fostered an unprecedented public-private partnership between industry, communities and schools. But efforts in less-affluent areas won't get far without help from the e-rate program.

We live in a time when the "table stakes" required for a competitive global education are rising -- as test scores for our schools in science and math plummet.

All of our students are at risk, but the penalty for allowing inequities in information access to persist will be a deepening division in our society based on educational attainment. Additionally, children often set the limits of their career vision between ages 8 and 10. If they don't experiment and experience

technology in the schools or at home, how can they envision technology as part of their future?

Networking underprivileged schools should be a national priority and not a political football. America is increasingly an information-based economy, and an essential element of a good education is exposure to the information technology and tools that have become essential to the workplace. To ignore this section of our society as we enter the 21st century means we are willing to live in a nation that condones digital apartheid.

## Corporate Ethics

*With Terri D. Egan, Ph.D.*
Associate Professor, The Graziadio School of Business at Pepperdine University
**Friday, Aug. 2, 2002; 11 a.m. EDT**

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The recent onslaught of corporate scandals has rocked the financial markets and shaken investor confidence. The scandals have included Enron, Worldcom, Tyco, ImClone, Adelphia and Kmart. It's raised questions about accounting practices and scrutiny of brokerage houses that tout Wall Street stocks.

In the past few months, there have been corporate executives going before congressional panels to testify about their roles in questionable business practices and there have even been executives hauled away in handcuffs. In response to corporate misconduct, the Nasdaq this week toughened rules on companies listed on its exchange and President Bush signed into law a corporate reform bill that will increase penalties for accounting fraud and provide new grounds for prosecuting corporate corruption. Read the Post Business: Fall of Enron Special Report.

Join **Terri D. Egan, Ph.D.**, associate professor of Applied Behavioral Science at The Graziadio School of Business at Pepperdine University, to discuss corporate ethics.

Dr. Egan is an associate professor at Pepperdine University's Graziadio School of Business and Management, as well as the co-founder of Saddle Sojourns, Inc., a consulting firm specializing in corporate leadership training. Her award winning research has been published in a number of academic journals.

Dr. Egan has taught business ethics, and social issues in management at the graduate and undergraduate level. She is currently on the board of the Clearinghouse for Information about Values and Ethics in Organization and Human Systems Development.

**Below is the transcript.**

Editor's Note: Washingtonpost.com moderators retain editorial control over Live Online discussions and choose the most relevant questions for guests and hosts; guests and hosts can decline to answer questions.

---

**Terri D. Egan, Ph.D.:** I am pleased to spend some time with you today answering your questions, and engaging in an online dialogue about corporate ethics.

**Orono, Maine:** I'm amazed that people are acting so shocked to find out that corporations - and the people the run them - act so unethically.

News flash: It's in the NATURE of the corporation to act unethically. Heck, in many ways, our enlightened society is still dealing with the same problems that Upton Sinclair highlighted in 1906..and that Dickens and many others highlighted before him!

Ok, now that I'm off my soapbox, I'll ask this: is there any REAL hope that a more ethical corporate culture will emerge? And if so, what would such a corporation look like and how would it act?

**Terri D. Egan, Ph.D.:** While there have always been examples of unethical corporations, recent scandals such as Enron have refocused our attention on what is wrong with corporate America.

It also the case that there are many organizations and leaders that are acting ethically. A recent Business Ethics magazine report highlights companies such as IBM, and Herman Miller for the contributions they make to the economic, social and environmental well-being of the communities they serve.

---

**Vienna, Va.:** Dr. Egan, Do you think that ethics are emphasized enough in business schools? Have the recent corporate scandals changed curriculum and the focus on ethics classes in business schools?

**Terri D. Egan, Ph.D.:** Business schools have traditionally been challenged by how to best "teach" ethics. At the Graziadio School - we believe that an emphasis on ethics must be integrated throughout the entire curriculum. Our faculty in all disciplines understand and emphasize the importance of developing values-centered leaders.

One of the most powerful ways to help develop ethical leaders is too develop an awareness of their own ethical orientation, and how they can create organizational cultures that support ethical behavior in all employees.

---

**Vienna, Va.:** The equation is one-sided. Execs have all the power, employees have none. It's a function of our business model. We have a system that gives all the power, money and credit to upper management; but very little of that is applied to the rank and file.

If the internal accounting teams had been empowered to challenge Ken Lay, then perhaps Enron could have been saved. But when you have a boss screaming and yelling and threatening to fire you, what can you do?

I had the pleasure of working with a company in Quebec recently. The

company's organization really empowered employees. Managers were referred to as Counselors. It was quite a shock to come back and participate in the dysfunctional business environments that have somehow evolved in the states.

With the meltdown that is occurring, I am sorry to see no attention given to the business model we are using and to the type of (mostly CYA) training we are giving our managers.

**Terri D. Egan, Ph.D.:** You make an important point. One of the hallmarks of an ethical culture is an unfailing commitment to truth-telling, and constructive dissent.

---

**Orono, Maine:** With all due respect, you didn't really answer my question. What's the difference between an ethical and unethically company, in terms of behavior? Would it be ethical, for instance, for a company to lay off most of its work force, while senior executives claim large bonuses and million dollar salaries?

I'd argue that as long as the profit-motive guides their behavior, companies will never act "ethically." Do you agree?

**Terri D. Egan, Ph.D.:** Okay ... let me try again. Ethical companies consider the impact of their actions on multiple stakeholders -- not just shareholders. Profits are not incompatible with ethical business practices. IN fact, there is good evidence to suggest that corporate social responsibility is positively associated with profitability.

The notion of the triple bottom line: economic, social, and environmental well-being -- is becoming more common. Organizations like The Natural Step - are working with companies to develop sustainable practices that are based on sound business principles.

---

**Mt. Lebanon, Pa.:** My knowledge of "Business America" comes from reading the recent Washington Post articles on corporate scumbaggery and tons of Dilbert cartoons. Combined, these yield a picture of employee theft, mid-level mediocrity, executive greed optimization and board-level visionary myopia. How can the little seed of personal ethics possibly grow and thrive in such barren, hostile soil? Assuming the SEC gardener remembers to water it! Thanks much.

**washingtonpost.com:** Post Business Special Report: Fall of Enron.

**Terri D. Egan, Ph.D.:** I will resist the temptation to pursue the notion of ethics as corporate fertilizer!

In the mid-90's a group of Harvard MBA graduates were asked to

THE NEW YORK TIMES, SUNDAY, AUGUST 4, 2002

The New York Times

Money&Business

MARKET WATCH

GRETCHEN MORGENSON

# I.P.O. Plums For Titans Of Telecom

THE regulators investigating Wall Street firms' allocation of hot initial public offerings are likely to discover some juicy material. As they examine the records, they will find that many top executives of telecommunications companies, including Bernard J. Ebbers, founder of **WorldCom**, and Joseph P. Nacchio, former chief executive of **Qwest Communications**, received I.P.O. shares of upstart companies — like **Juniper Networks** — that had won, or later would win, contracts to sell equipment or services to the big telecom concerns.

At Salomon Smith Barney, Jack B. Grubman, its embattled telecommunications analyst, decided which executives received the shares his firm was underwriting, according to David Chacon, a former broker in the firm's Los Angeles office, and another former Salomon employee with firsthand knowledge of the arrangements. Philip L. Spartis, a former broker who handled the WorldCom employees' stock option plan in Salomon's Atlanta office, also said Salomon had offered sweetheart allocations to several titans of telecom.

In his testimony before Congress last month, Mr. Grubman said he could not recall whether executives at WorldCom had received popular stock offerings from his firm. Salomon, a unit of **Citigroup**, said it did not allow employees to offer quid pro quos to clients or potential clients, and it denied that Mr. Grubman had any say over I.P.O. allocations.

But the former employee said the telecom executives had routinely been among the top recipients of the stock in each Salomon offering. They received shares that Salomon held back from other clients, this person said, adding that the allocations had been made to executives when Salomon wanted to build relationships with the executives' companies or keep existing relationships strong. These executives were, in effect, part of an exclusive, very prosperous club, and membership was controlled by Mr. Grubman.



Associated Press

Jack B. Grubman

Mr. Grubman routinely got a list of favored clients for each new stock offering for review, the former Salomon employee said, and changed the allocations if he did not deem them appropriate.

MR. CHACON, who was fired from the firm in July 2000 for violations of corporate policies, has sued Salomon, accusing it of unfair business practices associated with the allocations. Mr. Spartis, terminated by Salomon for job abandonment in March 2001, is the subject of several lawsuits from WorldCom employees who borrowed money from the firm to exercise their stock options and then lost millions when they held onto the shares as they fell. Mr. Spartis has filed third-party suits against Mr. Grubman, contending that Mr. Grubman's unceasing promotion of WorldCom shares had been responsible for many clients' losses.

Mr. Spartis, 49, oversaw many accounts of WorldCom's top executives, including that of the company's former chief financial officer, Scott D. Sullivan, who was charged by the federal government on Thursday with accounting fraud. He said Mr. Sullivan and other top WorldCom executives had been regular recipients of shares in I.P.O.'s underwritten by Salomon. He also said WorldCom executives had received shares in new offerings from start-up companies angling to supply WorldCom with telecommunications equipment.

In the initial offering of Juniper Networks, for example, Mr. Ebbers and Mr. Sullivan received sizable allotments, Mr. Spartis said. WorldCom became Juniper's biggest customer.

David J. Abramson, a former Juniper spokesman, said Mr. Nacchio and Afshin Mohebbi, president of Qwest, had also been offered shares. Qwest became Juniper's second-largest customer.

A spokesman for Mr. Mohebbi said that he had not taken the Juniper shares. Charles Stillman, who is representing Mr. Nacchio, said, "I have no knowledge of whether he is or was a shareholder in Juniper, and any decisions he would have made buying or not buying, he would have vetted carefully with the appropriate people."

Usually in Silicon Valley companies, these shares go to friends and families of the entrepreneurs, Mr. Abramson said. "In telecom," he said, "they went to end customers, senior managements in those companies and market analysts," and to early corporate investors.

Mr. Abramson was fired from Juniper in January 2000, three months before his options on company stock would have become vested. He sued, contending wrongful termination, and the case is pending. He said the company had given him no reason for his dismissal, but he suspects that he was terminated because he had been vocal with superiors about what he described as Juniper's reneging on a plan to assign 100,000 I.P.O. shares to the Community Foundation Silicon Valley.

"The company had internally announced the charitable contribution," he said. "But when it came time to place those shares in the Community Foundation, it meant nothing." Juniper's shares went public at $34 in June 1999 and traded as high as $243 in October 2000.

Juniper declined to say how it had allocated shares. The company said it had never planned to donate 100,000 shares and said it had donated $10 million to the foundation, a gift that resulted in a charge to earnings of 4 cents a share in the second quarter of 2000.

The page cannot be displayed



BusinessWeek online



FEBRUARY 10, 2003

INFORMATION TECHNOLOGY

# Tech's Kickback Culture

**Inside the sweet deals that grease the industry**

It was showdown time in the Rockies. On the morning of Mar. 24, 2000, about two dozen engineers at Qwest Communications International Inc. (Q ) crammed into a conference room high above the Denver skyline for a meeting with the company's president at the time, Afshin Mohebbi. In a three-hour presentation, neatly outlined in a 20-slide PowerPoint presentation, the engineers complained that morale was sagging. They attributed much of the unrest to one festering problem: a growing culture of palm-greasing at Qwest. If top management didn't remedy the problem, the engineers would walk.

The engineers said Qwest executives were receiving lucrative stock offers from companies angling for business. And this could entice them to steer big contracts to companies in which they held investments. According to the slides obtained by *BusinessWeek* and interviews with six of the engineers, Qwest all too often was buying inferior gear--while execs' personal stock holdings shot through the roof. "Decisions were not based on what equipment performed the best or what would fit in best," says Kelly Marshall, a former manager of the lab that tested Internet gear for Qwest. "They were based on who gave stock options to people making the decisions."

Mohebbi heard the engineers out, and they left the meeting with hopes that change was on the way. Little did they know they had stumbled onto a practice that has raged throughout high tech. The booming stock market had minted a new currency: a plethora of preferred and friends-and-family shares from hundreds of high-tech initial public offerings. Much of the industry was lavishing this new payola on the top brass of customers, partners, and suppliers alike--dividing the loyalties of execs between their companies and their personal portfolios. "It's an ethical nightmare," says retired executive Richard Liebhaber, who resigned from Qwest's board in January, 2000.

High-profile cases of IPO payola already have rocked the investment-banking world. During the boom, Wall Street firms allocated coveted IPO shares to the private accounts of CEOs such as Ford Motor Co.'s (F ) William Clay Ford and WorldCom Inc.'s Bernard J. Ebbers, allegedly to win future banking business. On Dec. 20, regulators negotiated a $1.4 billion settlement with 10 investment banks that, among other requirements, barred such practices.

But a more pervasive form of palm-greasing has plagued the high-tech industry. A four-month *BusinessWeek* investigation has revealed hundreds of managers who were granted exclusive stock in companies with which their employers did business. Interviews with 135 current and former executives from 87 companies, including Cisco Systems (CSCO ) and EMC (EMC ), reveal an industrywide fever. The influence-peddling spread beyond customers and suppliers--even reaching so-called independent research houses that write industry reports and market forecasts.

executives at companies that were customers. But no one received more than 100 shares. NetSolve's stock closed up 46% in its first day of trading, meaning 100 shares would have generated an immediate profit of just $600. "It seemed unseemly to say: `Let us enrich you right before you make a decision about buying NetSolve's services,'" says Kenneth C. Kieley, NetSolve's CFO. "But if someone asked, and everybody was doing this, we didn't want to be impolite."

For startup StorageNetworks, there was nothing small about its pre-IPO stock allocations. In December, 1998, eight EMC sales executives accepted an invitation to buy preferred stock in StorageNetworks for 50 cents a share, according to Securities & Exchange Commission filings. StorageNetworks, a business that operates storage systems for its corporate customers, had the potential to become a customer, a partner, even a competitor to EMC.

After the investments, the EMC sales staff began recommending StorageNetworks to their customers. This business quickly grew to 40% of the startup's $6.3 million revenue in 1999. Thanks in part to this relationship, StorageNetworks was able to command a high share price when it launched its IPO on June 30, 2000. The young company raised $226 million that day. And its shareholders at EMC saw their investments rocket from 50 cents a share to $90.25. EMC sales exec Robin A. Monleon, for instance, turned $50,000 into more than $2 million in just two years, according to SEC filings and insider-trading records.

But as StorageNetworks grew and EMC developed its services arm, the two companies found themselves competing. It got so bad that in June, 2000, just days before the IPO, EMC sent a letter to StorageNetworks complaining that it was poaching its employees and interfering with EMC's customer relationships. "These guys were getting paid millions of dollars to push EMC equipment, not to recommend StorageNetworks," gripes John F. Cunningham, a former EMC board member who says he resigned in 1999 partly because his private complaint to top management about the StorageNetworks investments yielded no action. "No question, it had an impact on their day-to-day decisions. It was a tremendous financial incentive."

An EMC spokesperson says Cunningham never voiced any complaints about the EMC-StorageNetworks investments, nor was he aware of anyone else protesting. He adds that any business lost to StorageNetworks was a drop in the bucket of EMC's $6.7 billion in 1999 revenues. Through a spokesperson, Monleon declines to comment. StorageNetworks didn't return calls.

Tech executives and backers of startup companies admit they used their stock to gain an edge over competitors--or at least to get their foot in the door. Indeed, handing out shares often meant the difference between buyers taking a phone call and banishing it to voice-mail purgatory. "It was a way to say `thank you' and a way to reach people who we wanted to help us in the future," says Dick Barcus, former president of optical-networking company Tellium Inc. (TELM ), which gave stock to executives at potential customers.

And executives were eager to invest. Take Cisco Systems Inc.'s (CSCO ) Deborah Traficante, a former regional sales director who oversaw a sales staff of 150. In 1998, she was invited to buy 85,174 preferred shares in telecom startup MegsINet at 56 cents a share, according to a list of shareholders prepared for the Internal Revenue Service that was obtained by *BusinessWeek*. The stock purchase came a few months before Cisco loaned MegsINet $12 million to purchase Cisco equipment. When MegsINet was bought 10 months later by CoreComm Ltd., Traficante's stake was worth more than $200,000.

Cisco says Traficante's investment had no impact on its relationship with MegsINet or on its decision to extend financing to the company. And Traficante's attorney says her behavior was appropriate and that

and RHK, according to Juniper's former director of communications, David Abramson. The idea was to garner favorable attention among influential analysts, he says. Abramson was fired by Juniper in January, 2000, and recently had a lawsuit against the company dismissed. While Juniper declines to comment on the stock allocations, the company says it did not need to buy influence. RHK says its will no longer take stock in companies it covers. Calls to Yankee Group were not returned.

Others dispute that there's anything to clean up. Frank Dzubeck, a networking analyst with his own firm, Communications Network Architects in Washington, D.C., admits he held stock in several startups, including Foundry Networks (FDRY ), Alteon (ALT ), and Convergent Networks. He says it was payment for consulting services. Dzubeck says that hasn't influenced his opinions and he always discloses his ownership stakes to clients. "I'm always going to give my honest opinion," he says.

Taking Dzubeck at his word may be fine for some. But execs say the best way to guard against conflicts and questionable behavior is for the high-tech industry to adopt sharply chiseled rules that bar stock ownership in companies where business ties exist. As recent events show, one person's conflict can be costly for many.

By Linda Himelstein and Ben Elgin
With Ira Sager in New York

More on JNPR stock allocations of directed shares at www.oag.state.ny.us/press/2003/apr/apr29a_03.html

Confidential Treatment Requested by Wilmer, Cutler & Pickering

## Salomon Smith Barney (Post Merger) IPO Allocations [1]
## Joseph P. Nacchio
## Former Chairman Qwest Communications International

| Issuer (1) | Trade Date [2] (2) | Retail Retention [3] (3) | Shares Allocated to Person (4) | DSP (5) | % of Retail Retention [3] (6) (4)/(3) | Acquisition Price (7) | IPO Price (8) | Entry Date [4] (9) | Sales Price [5] (10) | Shares Sold (11) | Sale Date (12) | Price on 9/4/2002 (13) | Realized Gain (Loss) [6] (14) (11)* [(10)- acq. price (7)] | Holding Gain (Loss) [7] (15) [(13)-(7)]* Subtotal [(4)-(11)] | Total Gain (Loss) (16) (14)+(15) | Share-Weighted Average Holding Period in Days [8] (17) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| *Subtotal:* | | | 3,000 | | | | | | | 3,000 | | | *($3,400)* | | ($3,400) | 51 |
| Evoke Communications Inc | 7/24/00 | 1,423,450 | 10,000 | Y | 0.70% | $8.00 | $8.00 | 7/26/00 | $8.06 | 10,000 | 7/28/00 | $2.30 | $625 | | $625 | 3 |
| Focal Communications Corp. | 7/27/99 | 1,653,000 | 1,000 | | 0.06% | $13.00 | $13.00 | | $0.57 | 1,000 | 11/21/01 | $1.02 | ($12,430) | | ($12,430) | 847 |
| Flag Telecom Holdings, Ltd. | 2/11/00 | 2,483,000 | 500 | | 0.02% | $24.00 | $24.00 | | $6.68 | 500 | 12/26/00 | | ($8,660) | | | |
| | 2/11/00 | 2,483,000 | 500 | | 0.02% | $24.00 | $24.00 | 2/15/00 | $6.69 | 500 | 12/26/00 | $0.003 | ($8,656) | | | |
| *Subtotal:* | | | 1,000 | | | | | | | 1,000 | | | *($17,316)* | | ($17,316) | 319 |
| Global Crossing Ltd. | 8/13/98 | 3,900,000 | 5,000 | | 0.13% | $19.00 | $19.00 | 8/14/98 | $24.94 | 5,000 | 8/19/98 | $0.02 | $29,700 | | $29,700 | 5 |
| GT Group Telecom Inc | 3/9/00 | 1,000,000 | 500 | | 0.05% | $14.00 | $14.00 | | $1.30 | 500 | 11/21/01 | $0.06 | ($6,350) | | ($6,350) | 621 |
| Horizon Offshore, Inc. | 4/1/98 | 1,150,000 | 1,000 | | 0.09% | $13.00 | $13.00 | 4/2/98 | $14.69 | 1,000 | 5/7/98 | $5.25 | $1,690 | | $1,690 | 35 |
| Hydrogenics Corporation | 10/26/00 | 762,000 | 1,000 | | 0.13% | $12.00 | $12.00 | 10/27/00 | $10.11 | 1,000 | 1/9/02 | $3.77 | ($1,890) | | ($1,890) | 439 |
| Infinity Broadcasting Corp New | 12/9/98 | 800,000 | 1,000 | | 0.13% | $20.50 | $20.50 | | $24.75 | 1,000 | 12/22/98 | na | $4,250 | | $4,250 | 12 |
| Inrange Technologies Corp. | 9/21/00 | 1,670,000 | 2,000 | | 0.12% | $16.00 | $16.00 | | $41.77 | 2,000 | 9/22/00 | $3.85 | $51,536 | | $51,536 | 0 |
| Juniper Networks | 6/24/99 | 422,400 | 4,000 | Y | 0.95% | $34.00 | $34.00 | 6/29/99 | $100.00 | 1,800 | 6/25/99 | | $118,800 | | | |
| | 6/24/99 | 422,400 | 1,000 | | 0.24% | $34.00 | $34.00 | 6/29/99 | $100.31 | 200 | 6/25/99 | | $13,261 | | | |
| | | | | | | | | | $152.94 | 57 | 6/30/99 | | $6,779 | | | |
| | | | | | | | | | $152.50 | 200 | 6/30/99 | | $23,700 | | | |
| | | | | | | | | | $151.38 | 243 | 6/30/99 | | $28,522 | | | |





SBT2A 036231.39

San Jose Mercury News

'S (TAX INCLUDED) | NORTHERN CALIFORNIA EDITION | M

WWW.MERCURYNEWS.COM

APRIL 29, 2003 | TUESDA

THE NEWSPAPER OF SILICON VALLE

ORTHERN CALIFORNIA SINCE 1851

# Wall St. fines 10 firms

## WIDESPREAD DUPING OF PUBLIC IS DETAILED

**Investors who lost money** from biased stock research may be able to use information released in the $1.4 billion settlement to try to collect money in lawsuits or arbitration.

**By Deborah Lohse**
*Mercury News*

Wall Street regulators Monday unveiled damaging details in a $1.4 billion settlement with 10 firms accused of misleading investors with biased stock research.

Regulators said they hoped the disclosure would help some duped investors collect money for their losses. Less than a third of the settlement money will be set aside to repay investors who can show they lost money relying on such research, with the rest going to state coffers and to fund a new form of stock research.

By making public some previously undisclosed e-mails and other documents, regulators said harmed investors might be better armed to recover losses in private lawsuits or arbitration cases.

"The documents that have been uncovered are crass to the extreme, and should make it clear to the small investors that they were being used as bargaining chips to bring in corporate clients on the investment-banking side," said New York Attorney General Eliot Spitzer, who brought the charges along with the North American

*See* **RESEARCH**, *Page 17A*



Grubman



Blodgett

**THE SETTLEMENT**
Ten Wall Street brokerage firms w pay $1.4 billion.

**THE CHARGES**
Stock analysts published misleadi information about companies so their firms could win multimillion- dollar investment banking busines from those same companies.

**THE INDIVIDUALS**
Jack Grubman, former telecommu nications analyst for Citigroup, wi pay $15 million. Henry Blodgett, former Internet analyst with Mer Lynch will pay $4 million. Both ar barred from working in the securities industry for life.

# RESEARCH | Settlement details revealed

*Continued from Page 1A*

Securities Administrators Association, the Securities and Exchange Commission, NASD and New York Stock Exchange.

As part of the final settlement, reached in principle late last year, two of Wall Street's best-known and highest-paid stock researchers — Jack Grubman, the telecommunications analyst at Citigroup's Salomon Smith Barney unit, and Merrill Lynch Internet analyst Henry Blodget — were barred from the industry for life and forced to repay $20 million to regulators.

Regulators charged that investment banks allowed their stock research to become biased in favor of companies wanted as investment-banking clients.

The two firms that paid the highest fines in the settlement — Citigroup and Credit Suisse First Boston — also were accused by regulators of inappropriate "spinning," or allocating shares of certain new hot stocks to executives of companies they were pursuing for investment-banking business.

None of the firms admitted wrongdoing, although Citigroup issued a statement of "contrition."

## Business changes

The settlements call for a litany of changes to the way Wall Street does business. They include:

■ Severely limiting the contact between investment bankers and research analysts.

■ Requiring research analysts to be paid on the basis of their research accuracy — not investment-banking activities.

■ Requiring firms to pay $432.5 million to fund independent stock research that must be provided to individual investors in addition to traditional research.

Some said that in Silicon Valley, the changes are likely to mean that smaller companies will get far less research coverage of their company than in the past. Instead, research analysts will focus on larger companies whose shares can generate trading commissions for the firm's trading division, some say.

That in turn could mean fewer young start-ups will get the attention they need to be funded early through initial public stock offerings, or IPOs.

"That's going to change life for Silicon Valley a lot, for everybody including venture capitalists and others," said Chris Danne, an investor-relations specialist at BlueShirt Group. Without investment-banking fees to motivate firms to provide research coverage, "there is less incentive for them to cover these smaller names," he added.

The most common charge levied against all 10 firms was that they used the promise of research coverage — which companies would reasonably interpret as favorable coverage — to entice companies to use them for investment banking. Most firms also paid researchers steep bonuses that were based not on their job of providing objective research to investors, but rather on whether their research could draw in investment-banking clients.

At three firms — Credit Suisse First Boston, Salomon Smith Barney and Merrill Lynch — regulators found that the conflicts amounted to fraud.

For instance, industry regulator NASD charged that a Credit Suisse analyst tried in May 2001 to stop providing research on Digital Impact, which he privately complained to his bosses was going to have "a difficult time thriving." After being prodded by investment bankers, the analyst kept the company — an investment-banking client of the firm — at a "buy" rating for an additional five months.

## E-mail objections

In some cases, the conflicts angered salespeople within the firms who had the most contact with large investors. As Grubman stayed stubbornly bullish on money-losing telecommunications stocks, for instance, institutional salespeople sent "hundreds" of scathing e-mails to his bosses decrying his lack of objectivity.

One called Grubman "the poster child for conspicuous conflicts of interest," while another complained, "I have had to spend countless hours with my clients discussing the losses Grubman has caused them."

"How can an analyst be so wrong and still keep his job?" another asked.

Regulators left open the possibility that more individual bankers, researchers or investment-bank supervisors could face civil or criminal charges.

So far, Credit Suisse's former star banker, Frank Quattrone, stands alone in facing criminal prosecution, in his case for allegedly obstructing justice by encouraging colleagues to purge documents he knew regulators were seeking from his firm. Quattrone denies knowingly urging obstruction, and said he will fight the charges in court.

Regulators did not spell out precisely how investors who feel they were defrauded can collect some of the $387.5 million in funds being set aside for restitution. The SEC will choose an administrator who will decide on an "equitable" method of disbursement.

## Wall Street fined

Four large investment banks that do business in Silicon Valley were among the 10 firms that will pay $1.4 billion to resolve allegations that they issued overly optimistic stock ratings to lure investment-banking business. Below are the four banks and some of the allegations against them.

| ALLEGATIONS | Credit Suisse First Boston | Morgan Stanley | Salomon Smith Barney | Goldman Sachs |
|---|---|---|---|---|
| Spinning* | ● | | ● | |
| Implying that companies choosing the firm would get favorable research coverage | ● | ● | ● | ● |
| Analysts with conflict of interest: | | | | |
| ■ Paid more for investment banking business | ● | ● | ● | ● |
| ■ Fraudulent reports | ● | | ● | |
| Silicon Valley companies whose stocks are mentioned by regulators | Synopsis, Digital Impact, Agilent Technologies, Numerical Technologies | Loudcloud, Transmeta, iBeam, Veritas, eBay | Juniper Networks, ONI Systems | WebEx Communications, Exodus, Loudcloud |
| Fines | $150 million | $50 million | $300 million | $50 million |

*Spinning is the practice of doling out shares of hot IPOs (initial public offerings) to corporate executives to attract their companies' investment banking business

MERCURY NEWS

## IF YOU'RE INTERESTED

To see documents released by regulators Monday with the settlement announcement, go to www.nasd.com/global_settlement.asp or www.oag.state.ny.us/press/2003/apr/apr28a_03.html

## WHAT THEY SAID



"I am profoundly saddened and angry about the conduct that's alleged in our complaints. There is absolutely no place for it in our markets, and it cannot be tolerated."

— WILLIAM DONALDSON, SECURITIES AND EXCHANGE COMMISSION



"The investment bankers who claimed they were uniquely capable of handling these conflicts of interest have proved to be uniquely incapable. . . . Before we began this, we were living in a world where small investors were led astray. That was a reality that destroyed lives."

— ELLIOTT SPITZER, NEW YORK ATTORNEY GENERAL



"Certain of our activities did not reflect the way we believe business should be done. That should never have been the case, and I am sorry for that."

— SANFORD WEILL, CITIGROUP



"This settlement represents significant progress for our firm and our industry, and is an important step as we continue to work to restore investor confidence in the markets."

— JOHN MACK, CREDIT SUISSE FIRST BOSTON



"Clearly we are not perfect and we haven't always lived up to our ideals. The process of rebuilding investor confidence is well under way."

— STANLEY O'NEAL, MERRILL LYNCH

# Juniper Networks Sets Up $23 Million Charitable Foundation

By Scott Lanman

Mountain View, California, May 4 (Bloomberg) -- Juniper Networks Inc., a maker of high-capacity computer-networking equipment, set up a $23 million charitable fund to benefit education, emergency relief and other causes.

The company's shareholders also approved a measure quintupling its authorized shares to 1 billion from 200 million, paving the way for a 2-for-1 stock split next month.

Juniper is setting up the fund with $13 million in employee contributions, the majority in stock, matched with $10 million in company stock. The company will take a second-quarter pretax charge of about $10 million, or 4 cents a share after taxes, for the donation.

The move comes after a former employee in February sued the company for breaking a promise to set up a charitable foundation. David Abramson, who was fired in January as director of corporate communications, said the fund is ``great'' but is smaller than it would have been had Juniper donated 100,000 shares before its June initial public offering, as he alleged the company promised. The suit is still pending.
``We thought that what we gave was pretty generous,'' said Juniper spokeswoman Randi Paikoff Feigin.

Feigin said the board a year ago authorized the donation of up to 100,000 shares for a charitable fund and said the company could add more later. Juniper also considered ``accounting rules and how much we're willing to take a hit to our bottom line'' in making the donation, she said.

Profitable Quarter

Juniper Chief Executive Scott Kriens said the lawsuit had nothing to do with the timing of the decision to establish the fund. Executives gave the go-ahead ``within the last few weeks'' because the company had its first strong profitable quarter, Kriens said.

The shareholder meeting was Juniper's first as a publicly traded company. About 40 people, including Juniper employees and directors, attended at the Historic Del Monte Building in Sunnyvale, California, near Juniper's headquarters in Mountain View.

Approval of the authorized-shares measure clears the way for the company to split its stock 2-for-1 on June 15, a split announced April 13. It split its shares 3-for-1 in January.

If Juniper had donated 100,000 shares before its IPO, they would now be valued at $54.9 million. Juniper shares fell 11 7/8 to 183 today. They've risen 16-fold since the IPO but are down 42 percent from a March 29 high of 312 15/16.

The company is expected to report a second-quarter profit of 6 cents a share, based on the average estimate of analysts polled by First Call/Thomson Financial.

Web page unavailable offline

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THE GREEDY BUNCH
#18. Juniper Networks
2002 FORTUNE 500 Rank: N/A

Previous | Next

Juniper.

Last May, with the stock down 96% from its high of $243, execs exchanged their boomtime options for those priced at $10.31.


(NASDAQ NM:JNPR) 4:36 PM ET 1/14/04
25
20
15
10
5
F M A M J J A S O N D 04
© BigCharts.com

**Total Sold by Top Officials: $557 million**

| The Biggest Takers: | **Title** | **Amount Sold** |
|---|---|---|
| **Scott Kriens** | Chairman, CEO | $148 million |
| **Pradeep Sindhu** | Vice Chairman, CTO | $108 million |
| **Peter Wexler** | VP, Director | $87 million |



GREED LINKS
· Full List: The Greedy Bunch
· Intro: You Bought. They Sold.
· The Stock Options Solution
· CEO Perks That'll Drive You Berserk
· Hey, Where's Tyco?
· Special Report: Crisis of Confidence
· The Great CEO Pay Heist

September 2, 2002

V
Internet connect
Please t
1. T
2. C
3. V
Internet

THE NEW YORKER

# THE TALK OF THE TOWN

## COMMENT
## BUSINESS AS USUAL



A year ago this week, President Bush signed into law the Sarbanes-Oxley Act, which requires corporate C.E.O.s to certify the accuracy of their companies' financial statements, prohibits retaliation against whistle-blowers, and raises the maximum penalty for securities fraud to twenty-five years in jail. Bush, a former director of Harken Energy, never seemed comfortable in the role of corporate scourge, but his hand had been forced by multibillion-dollar scandals at Enron, WorldCom, Global Crossing, and many other big companies. "Every corporate official who has chosen to commit a crime can expect to face the consequences," he declared, adopting the rhetoric of a latter-day Teddy Roosevelt. "No more easy money for corporate criminals—just hard time."

Last Wednesday, one disgraced corporate chief duly entered the Schuylkill Federal Correctional Institution, in Minersville, Pennsylvania, but it wasn't Kenneth Lay, of Enron, or Bernie Ebbers, of WorldCom. It was Samuel Waksal—a founder of ImClone Systems, a tiny pharmaceuticals company—who was starting a seven-year prison term. In October, Waksal pleaded guilty to charges that he had engaged in insider dealing after learning that the Food and Drug Administration was about to reject an application for Erbitux, ImClone's cancer drug. In connection with the case, Martha Stewart, Waksal's friend and fellow-stockholder, will stand trial on obstruction-of-justice charges in January. Insider dealing is a serious lapse, but it isn't even in the same league as creating hundreds of millions of dollars in fake profits (Enron), disguising day-to-day expenditures as capital investments (WorldCom), or booking nonexistent revenues to keep the stock price up (Global Crossing, Lucent, and others too numerous to mention). The failure to hold the C.E.O.s accountable for these acts has done nothing to dampen suspicions that Waksal and Stewart are convenient scapegoats.

Understandable as those suspicions may be, the Bush Administration has in fact taken steps to deter future wrongdoers. The interagency Corporate Fraud Task Force, which was set up last summer, has helped to bring charges against Dennis Kozlowski, the former chairman and chief executive of Tyco International; John Rigas, the chairman of Adelphia Communications; Andrew Fastow, Enron's former chief financial officer; and Scott Sullivan, Fastow's opposite number at WorldCom.



As Warren Buffett has pointed out, the level of C.E.O. compensation will be the "acid test" of improved corporate governance. In 2002, according to a *Fortune* survey of a hundred of the nation's biggest companies, neither scandal nor a slumping economy prevented the typical C.E.O. from getting a raise of fourteen per cent, bringing his total take-home pay to more than thirteen million dollars. Meanwhile, the executive stock option, which caused much of the trouble in the first place, continues to thrive. A few companies, like Microsoft, have abandoned options in favor of different forms of pay, but most big firms continue to hand out remuneration packages that reward C.E.O.s for a general rise in the stock market rather than for individual merit. During Wall Street's recent rally, several executives who were part of the last technology bubble took the opportunity to cash in. Scott Kriens, the C.E.O. of Juniper Networks, made about seven and a half million dollars; David Wetherell, the chairman of CMGI, picked up almost five million.

By the numbers

COMPILED BY STACY DIAZ AND GLENDA QUEENSBURY, DATA ANALYSTS

WWW.MERCURYNEWS.COM

INSIDER**TRADING**

# Juniper execs sell $11 million in stock

By Dan Lee
*Mercury News*

Three top executives from Juniper Networks sold a combined $11.19 million worth of stock in the maker of Internet switching equipment the day the stock hit its 52-week high last month.

James Dolce, executive vice president of field operations, exercised options to buy 200,000 Juniper shares for $5.65 each July 15, according to Thomson Financial. He sold the shares the same day for prices ranging from $15.18 to $15.25 each, to collect a net gain of $1.91 million.

Chief Financial Officer Marcel Gani exercised options to buy 50,000 company shares for $5.69 each July 15, according to the report. He sold those shares for $14.70 each, for a net gain of $450,400.

Also on July 15, Juniper Chief Executive Scott Kriens sold 500,000 company shares for $14.83 each in a transaction totaling $7.41 million. Kriens, also the company's chairman

Dolce exercised options to buy 200,000 Juniper shares for $5.65.

and president, did not exercise any options as part of that transaction.

Kriens indirectly held those shares as part of his Saratoga Investments limited partnership, according to an insider trading form filed with the Securities and Exchange Commission.

"Executives have limited windows when they're permitted to trade Juniper stock and those opportunities are infrequent," Juniper spokeswoman Kathy Durr said in an e-mail. "We encourage executives to establish a consistent trading pattern within those windows. Generally speaking these trades are consistent with those established patterns."

Shares of Juniper closed at $14.30 Friday. The stock reached a 52-week high of $15.35 July 15, having climbed from a low of $4.15 Oct. 8. On July 10, the Sunnyvale company reported second-quarter net income that more than doubled and revenue that jumped 41 percent from a year earlier.

After the July 15 transactions, Kriens held 3 million Juniper shares, Dolce 175,781 shares and Gani 6,383 shares, according to Thomson Financial. As of the end of last year, Kriens held 1.03 million exercisable options to buy Juniper stock, Dolce had 2.54 million exercisable options and Gani had 271,875 exercisable options, according to the company's proxy statement filed with the SEC.

Stock-option holders have the right to buy their company's shares for a set price. For many executives, stock options provide the bulk of their compensation.

*Contact Dan Lee at dlee@mercurynews.com or (408) 920-5425.*

THURSDAY, MARCH 2, 2000

THE WALL STREET JOURNAL.

TECHNOLOGY JOURNAL

# DIGITS

GAMBITS & GADGETS IN THE WORLD OF TECHNOLOGY

## Call Him Al

Running the world's second most-valuable company may not be enough for John Chambers, who gives the appearance of someone seeking a seat on the Federal Reserve Board.



In a speech this week, Mr. Chambers, chief executive of networking-equipment maker Cisco Systems Inc., criticized the Fed for raising interest rates in recent months.

Mr. Chambers believes surging productivity—enabled by technology, of course—allows the economy to grow much faster than usual, without sparking inflation. Current Fed Chairman Alan Greenspan subscribes to this view, but not to the degree of Mr. Chambers. The Cisco exec suggested the economy could grow as fast as 9% a year, a view that he acknowledged would place him on the "lunatic fringe" among economists.

Recent interest-rate boosts have spurred declines in industrial stocks, Mr. Chambers said, but will do little to deflate highflying tech stocks, because tech companies don't borrow a lot. "The economic policies that worked in the old world may not work in the new world," he says.

## Twist and Shout

Here's a new twist on the old debate about philanthropy in Silicon Valley. A former employee of high-flying Internet gearmaker Juniper Networks Inc. claims Juniper managers have broken a promise to create a charitable foundation valued at more than $80 million.

David Abramson, Juniper's former head of corporate communications, was fired in late January, and filed suit against his former employer last month. The most interesting claim: that Juniper promised to endow a charitable foundation with 100,000 shares, that the board approved the move, but that managers have never allocated the shares. Mr. Abramson says his nagging about the matter contributed to his dismissal.

It could have been quite a foundation. Following a 3-for-1 stock split in January, Juniper shares have soared to yesterday's 4 p.m. price of $271 on the Nasdaq Stock Market. That means 100,000 presplit shares would now be worth $81.3 million. A Juniper spokeswoman declined to comment on any plans for a foundation, the board vote or Mr. Abram-



Mr Dick Kramlich
Member Juniper Networks Board of Directors Audit Committee
C/o NEA 2490 Sand Hill Road
Menlo Park, CA. 94025

San Jose, CA. 95134

March 11, 2003

Dear Dick,

This is a formal request for three separate items from the audit committee:

1) A copy of the Company's code of ethics for senior officers, described in letter (i) of the Board of Directors Audit Committee.

2) A written poll of the audit committee members asking for clarification on the question of whether or not Juniper Networks Board of Directors actually ever committed to endowing a charitable foundation with 100,000 shares. As you will recall from the first Juniper Networks shareholder meeting in 1999, Scott Kriens announced that the members of the Board of Directors had approved 100,000 pre-IPO shares being donated to charity.

3) A special investigation into employee firings that took place from 12-99 through 2-2000. Several of these employees were denied due process – being fired prior to placement on employee performance plans, a practice in direct conflict with Juniper's accepted employee practices at the time as delineated in Juniper Networks written business practices.

Enclosed is a copy of the New York Times article, written by Pulitzer Prize winner Gretchen Mortgenson entitled IPO Plums for Titans of Telecom, which states:

"**The company said it had never planned to donate 100,000 shares** and said it had donated $10 million to the foundation, a gift that resulted in a charge to earnings of 4 cents a share in the second quarter of 2000.

Thank you for taking time to help resolve these Juniper Networks ethics policies and practice question. I would appreciate a formal reply from the Audit Committee in writing.

Sincerely,

David J. Abramson
10150 Torre Ave. #115
Cupertino, CA. 95014

Enclosures: 8/4/2002 New York Times

November 14, 2003
Robert M. Calderoni, Chairman and CEO Ariba, Inc.,
(NASDAQ: ARBA)
Subject: Documented Ethical Breakdown at Juniper Networks

Bob,

Understand that you've recently taken a role on Juniper Networks board of directors. Hopefully you've done a complete due diligence on the company's reputation as having one of the greediest management teams in Silicon Valley. At Juniper's first annual meeting, management announced that 100,000 shares would be set aside for charitable giving. No shares were actually allocated. Instead the company provided restricted shares and options to key customers and shareholders, i.e. Joe Nacchio, CEO QWEST, and Bernie Ebbers, CEO WorldCom. Rather than contribute to charity, the company also provided independent market analysts the opportunity to purchase shares at the initial public offering.

After being sued by fired Director of Corporate Communications David Abramson, company executives announced a one-time only $20 million fund for charitable contributions during Juniper's second annual meeting. Management was quoted in a news story that " they wanted to wait until the company's profitability was established until the fund could be established." Despite superior performance and record profitability, management viewed their one-time-only contribution adequate and in the best interest of shareholders.

This letter serves notice that you have been appraised of how Juniper's existing management team and board of directors made decisions to allocate shares for telecommunications insiders, customers and influencers, rather than the community. Juniper's management team cultivates a culture of greed, which you are now a public and active participant.

I have attached several articles from respected news media such as Pulitzer Prize winner Gretchen Mortgenson of the New York Times piece, IPO Plums for Titans of Telecom.

Sincerely,

David J. Abramson
Former Director of Corporate Communications Juniper Networks Fired 1/27/2000
10150 Torre Ave. #115
Cupertino, CA. 95014

CC: Ariba BOD, Scott Kriens, Michael Moore, Michael G. Oxley

KEN LEVY

KEN.LEVY@KLA-TENCOR.COM

October 2, 2003

Mr. David J. Abramson
10150 Torre Avenue
No. 115
Cupertino, CA 95014

Dear Mr. Abramson,

In response to your written and voice communications, I have reviewed the situation that you have referred to, and I am satisfied that Juniper Networks has acted in an ethical and appropriate manner.

I am sorry that you are still personally troubled by this matter, but I cannot be of any help to you, and I now consider this matter closed.

Yours truly,

Ken Levy

cc: Ms. Lisa Berry, Corporate Counsel, Juniper Networks, 1194 N. Mathilda Avenue, Sunnyvale, CA 94089-1206

KL/jmc

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 28 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Juniper Networks, Inc.
Incoming letter dated January 9, 2004

The proposal urges the board to place "one-percent of pre-tax profits into the Juniper Community Fund."

There appears to be some basis for your view that Juniper Networks may exclude the proposals from its proxy materials under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., contributions to specific types of organizations). Accordingly, we will not recommend enforcement action to the Commission if Juniper Networks omits the proposals from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission on which Juniper Networks relies.

Sincerely,

Grace K. Lee
Special Counsel